UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of class of securities)

50575Q 10 2

(CUSIP number)

Jamie Price

Advisor Group Holdings, Inc.
20 East Thomas Road, Suite 2000

Phoenix, Arizona 85012
(602) 744 - 3280

(Name, address and telephone number of person authorized to receive notices and communications)

November 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2
1	NAME OF REPORTING PERSON Advisor Group Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,521,444 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,521,444 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.2% (2)
14	TYPE OF REPORTING PERSON CO; HC

(1)	Including 9,085,000 shares of Common Stock issuable upon exercise of select Shareholders’ Stock Options.
(2)	The calculation of the percentage is based on 148,744,079 shares of common stock of the Company outstanding as of October 31, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). The address of the principal executive offices of the Company is 4400 Biscayne Boulevard, 12th Floor, Miami, Florida 33137.

This Schedule 13D is being filed to reflect the entry into eleven separate voting agreements, each dated November 11, 2019, among Advisor Group Holdings (as defined herein), Harvest Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Advisor Group Holdings (“Merger Sub”) and each of the parties listed on Schedule A attached hereto, respectively (collectively, the “Shareholders”), in connection with the shares of Common Stock of the Company as discussed in Item 6 below (collectively, the “Voting Agreements”).

Item 2. Identity and Background.

(a)	The name of the corporation filing this statement is Advisor Group Holdings, Inc., a Delaware corporation (“Advisor Group Holdings”).

(b)	The address of Advisor Group Holdings’ principal office is 20 East Thomas Road, Suite 2000, Phoenix, Arizona 85012.

(c)	Advisor Group Holdings is the parent of Advisor Group, Inc., which is a network of independent financial advisors that offer securities and investment advisory services through its subsidiaries: FSC Securities Corp., Royal Alliance Associates Inc., SagePoint Financial, Inc., and Woodbury Financial Services, Inc. as broker/dealers, registered investment advisors and members of FINRA and SIPC.

(d)	Advisor Group Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, Advisor Group Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As a condition and material inducement with respect to the transactions contemplated by the Merger Agreement (as defined herein), Advisor Group Holdings and Merger Sub have required that the Shareholders enter into the Voting Agreements. For more information on the Merger Agreement, the Voting Agreements, and the related consideration, see Item 6 of this Schedule 13D.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed to reflect the entry into eleven separate voting agreements, each dated November 11, 2019, among Advisor Group Holdings, Merger Sub and each of the Shareholders listed on Schedule A in connection with the shares of Common Stock of the Company as discussed in Item 6 below.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

As a result of entering in the Voting Agreements, as of the date hereof, Advisor Group Holdings shares the power to vote, and therefore may be deemed to beneficially own 40,521,444 shares of Common Stock of the Company (including 9,085,000 shares of Common Stock issuable upon exercise of select Shareholders’ Stock Options as listed on Schedule A), which constitute approximately 27.2% of the Company’s outstanding Common Stock, calculated based on 148,744,079 shares of Common Stock of the Company outstanding as of October 31, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On November 11, 2019, Advisor Group Holdings, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each outstanding share of the Company’s Common Stock will be converted into a cash payment of $3.50 per share and Advisor Group Holdings will become the sole common shareholder of the Company in exchange for cash with respect to all of the issued and outstanding shares of Common Stock of the Company, including all shares held by the Shareholders.

As a condition and material inducement with respect to the transactions contemplated by the Merger Agreement, Advisor Group Holdings and Merger Sub have required that the Shareholders enter into the Voting Agreements. Pursuant to the Voting Agreements, each Shareholder agreed to (i) vote all shares of Common Stock beneficially owned by the Shareholder as of the date of the Voting Agreement (as listed on Schedule A) or acquired by the Shareholders after the date of the Voting Agreements in favor of adopting the Merger Agreement as well as such other matters set forth in the Voting Agreements, and (ii) against any alternative acquisition proposal or any action which is intended or would reasonably be expected to prevent, materially delay, materially interfere with, or materially impair the consummation of the Merger. The Shareholders have granted Advisor Group Holdings an irrevocable proxy granting Advisor Group Holdings the right to vote on the Shareholders’ behalf as provided in the Voting Agreements.

In addition, pursuant to the Voting Agreements, the Shareholders also agreed, among other things, not to transfer any of their respective shares of Common Stock during the term of the Voting Agreements, except for certain limited purposes described in the Voting Agreements. Each Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the time of any amendment, modification, waiver or other change to any provision of the Merger Agreement that reduces the amount or changes the form of consideration payable to any shareholder of the Company; and (iv) the written agreement of the relevant Shareholder and Advisor Group Holdings to terminate the Voting Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference, to the full text of the Voting Agreements, which are included as exhibits to this Schedule 13D and incorporated herein by reference.

Except as described in this Schedule 13D and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Voting Agreement, dated November 11, 2019, among Advisor Group Holdings, Inc., Harvest Merger Sub, Inc. and Vector Group, Ltd (incorporated by reference to Exhibit 1 to Vector Group, Ltd’s Amendment No. 13 to Schedule 13D filed on November 13, 2019).

2	Form of Voting Agreement, dated November 11, 2019, among Advisor Group Holdings, Inc., Harvest Merger Sub, Inc. and certain of the Shareholders listed on Schedule A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

ADVISOR GROUP HOLDINGS, INC.

By:	/s/ Jamie Price
	Name:	Jamie Price
	Title:	Chief Executive Officer

Schedule A

Party	Title	Shares of the Company’s Common Stock Owned	Shares that may be acquired pursuant to the exercise of Stock Options
Vector Group, Ltd.	Shareholder of the Company	15,191,205	-
Henry C. Beinstein	Director and Shareholder of the Company	233,675	290,000
Glenn C. Davis	Director and Shareholder of the Company	69,000	-
Brian S. Genson	Director and Shareholder of the Company	205,602	290,000
Richard M. Krasno	Director and Shareholder of the Company	448,917	290,000
Richard J. Lampen	Director and Shareholder of the Company	3,408,249	2,300,000
Michael S. Liebowitz	Director and Shareholder of the Company	271,498	-
Howard M. Lorber	Director and Shareholder of the Company	3,607,479	2,590,000
Adam Malamed	Director and Shareholder of the Company	1,617,290	735,000
Jacqueline M. Simkin	Director and Shareholder of the Company	2,062,738	290,000
Mark Zeitchick	Director and Shareholder of the Company	4,320,791	2,300,000
Total Shares		31,436,444	9,085,000